SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GENESIS REALTY GROUP, INC.
                       (F/K/A I-REALTYAUCTION.COM, INC.)
                                  COMMON STOCK


                                   37229Q 10 9
                                 (CUSIP NUMBER)


                         1221 Brickell Avenue, Suite 900
                              Miami, Florida 33131


                                 October 5, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

     Glick Global Development LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    Florida

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:  17,078,661

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 17,078,661

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 17,078,661

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 87.2%

(14) Type of Reporting Person: CO

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ITEM 1. SECURITY AND ISSUER.

Genesis Realty Group, Inc.
Common Stock, $.0001 par value
1221 Brickell Avenue, Suite 900
Miami, Florida  33131

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:             Jeffrey Glick, Chief Executive Officer

(b)      Address:          19 West 44th Street, 7th Floor
                           New York, NY 10036

(c) Glick Gglobal Development LLC is a real estate development Company which intends to acquire, develop and manage residential and commercial property

(d)      None.

(e)      None.

(f)      Citizenship. Delaware

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Glick Global Development, LLC, purchased 17,078,661 from the Issuer on October 5, 2001 based on a price of $0.01 per share. As payment for such shares, the Reporting Person executed a non-recourse promissory note to the Issuer in the amount of $170,786.61. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were restricted in accordance with Rule 144 of the Act.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is part of a change in control of the Issuer by the Reporting Person in accordance with a Share Purchase Agreement executed by the Issuer and the Reporting Person. Common stock is the only outstanding class of shares of the Issuer. The acquisition by the Reporting Person is based on the issuance of restricted shares in exchange for a promissory note which the Issuer will use to purchase certain corporate assets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Glick Global Development LLC currently holds 17,078,661 of the issued and outstanding common shares of the Issuer, or 87.2% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.1 Share Purchase Agreement between Genesis Realty Group, Inc. and Glick Global Development, LLC dated October 5, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GLICK GLOBAL DEVELOPMENT, LLC

Date: October 19, 2001            Signature: /s/ Jeffrey Glick
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